

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

Michael Karnjanaprakorn
Chief Executive Officer
Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017

>   **Re: Otis Gallery LLC**
>   **Post-qualification Amendment No. 13 to**
>   **Offering Statement on Form 1-A**
>   **Filed November 25, 2020**
>   **File No. 024-10951**

Dear Mr. Karnjanaprakorn:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 13 to Offering Statement on Form 1-A, filed November 25, 2020

Plan of Distribution
Bonus Interest Program, page 35

1.   We note your disclosure that the bonus interests are available on a "first-come, first-served basis." Therefore, it appears that you are offering a discounted price to encourage early investment. In this regard, the offering of all securities will not be commenced within two calendar days following the qualification date of your filing, and therefore, this is a delayed primary offering, which is not permitted by Regulation A. See Rule 251(d)(3). Please amend your disclosure to remove this incentive from your filing, or revise your bonus share program so that it does not constitute a delayed primary offering. As a related matter, it is unclear whether you are seeking to qualify the bonus shares. If you revise your bonus share program to comply with Rule 251(d)(3), please also amend your offering circular to qualify the bonus shares.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua